Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 001-40097

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Bloomberg Markets TV

Ginkgo Agrees to $17.5 Billion Merger With Harry Sloan’s SPAC

Emily Chang and Matt Miller

>> Thanks so much Jason, thanks for joining us. I did ask you about a possible forthcoming, SPAC deal a few days ago and you didn’t give much away despite this massive deal coming so tell us now, why SPAC with a deal this big instead of a traditional IPO.

>> Yeah, I mean, the main reason for us was velocity, you know, you think about an IPO process, it sort of takes your executive team out of the game for about six months and here we worked with the folks at Soaring Eagle, they’ve been doing SPACs for nearly a decade. They’re very operationally excellent at it. We got a PIPE done in two weeks, you know with great new investors – Morgan Stanley, Putnam, Ark, Bailie Gifford coming in and so you know, I could get back to building the business fast with this and we had good assurity around the amount of funds we’d bring in for the PIPE so we liked it as an approach.

>> Kathy Woods’ Arc, Bill Gates’ Cascade is getting in on this ... What Ginkgo Bioworks actually does is sort of reprogram cells to make products, whether it’s foods or vaccines, more innovative, more sustainable. As I understand it, you’re trying to be like Microsoft or AWS, but for biotech explain that.

>> So to the core idea is that inside of every cell is digital code in the form of DNA, right? It’s As, Ts, Cs and Gs, not zeros and ones, but you can read it and write it with DNA sequencing and synthesis. So you can program a cell. If you had an mRNA vaccine, that RNA is a piece of code, right? And your cell brings that in, reads the code, makes a little protein, turns on your immune system and we all get out of this mess, right. That’s a great example of cell programming but you’re also seeing it in things like in the impossible. Burger, there’s a protein in there that’s made with cell programming that makes it taste and smell good. You know, we have a $100,000,000 joint venture with Bayer to program microbes that produce fertilizer. You know, we work with Roche and antibiotics. Those are all just different apps and what Ginkgo is is a horizontal platform, much like the tech industry where people come to get their apps programmed except we’re programming in DNA.

>> So we’ve seen with the MRNA vaccine huge progress from this kind of technology. What else do you expect to be able to achieve? Because it’s not just I mean you’re the organism company but you also work with, you know, electronics and other kinds of actual mechanisms. How do those two things go together?

>> Yeah, that’s the way I think about it is, you know, think of a computer, right? It’s an amazing machine. You put different code in it and it can do all this. Different applications. And if you look at the industries that got disrupted over the last 50 years because of tasks and computing, it was all information-based industries. Media, telecom, finance … because a computer moves information around, right? Well, a cell is programmable. You put in different code, different DNA code, and it does different things literally, like, installing an app. Except it doesn’t move information around … Cells move atoms around. They build things. And so if you look at the industries that are going to be disrupted by programmed cells, it’s food, it’s medicine, it’s building materials, it’s electronics, the physical things. And ultimately I think it’ll have a bigger impact than computers over the last 50 years.

>> So your highest-profile partnership at this moment is probably Moderna, helping them grow the raw materials for their vaccine but talk to us about what else you have coming in the pipeline that alluded to a number of different kinds of products, and when average consumers, like us, will see the benefits.

>> Yeah, so you’re going to see them almost immediately. You know, we have a company called Motif FoodWorks. So I’ll give you this example in the food space. That impossible Burger, you bite into that thing and it’s a veggie burger, but it bleeds. And so, that’s a little bit weird, right? Like, where’s the blood coming from? There’s not a lot of blood in Plants. What Impossible did was they found the gene for hemoglobin and they put it into brewer’s yeast like you would use to make beer and then you brew it up and instead of beer coming out, you get hemoglobin, you add it back and suddenly this thing smells right taste, right? The Impossible want forever.

Okay, right. Well, that’s not the only animal protein that impacts food, right? Think of egg proteins, milk proteins, right? If you ever have vegan cheese it’s like it crumbles to dust. Well, that’s good to know that Casey which is a protein in milk that makes cheese stretchy. So if you wanted to have your vegan cheese project coming up, I think what you’re going to see very soon is more and more of those are actually enabled by a cell that’s been programmed to produce that milk protein without the cow. That’s a that’s going to be on store shelves, right? You know, and then so I think consumers will see this in more and more Parts of their lives as the technology of places. I can go get Space it, cheaper and faster to program these cells. What what’s getting Co bioworks unique selling point then because this is truly a crowded industry, but you’re kind of biggest player right now and will be surely. The biggest one is traded. Yeah, so we are what’s unique about us is we operate more like a platform tech company, right? So I’m not trying to launch that vegan cheese or That vaccine or, you know, that antibiotic or whatever. I want to be like AWS, I want to be the place where people come to do that work and Only, you know, in the facility behind me of Boston, me about 200,000 square feet of Robotics and automation to do the kind of lab work I did back when I was doing my PhD at MIT. Right. And importantly, when we run our facility, it drives a stale economic, you know, like a chip Fab or like an auto plant, it gets cheaper, as we do more of it and so are bad. I can go, is, will have sort of a tech platform future, right? We all will touch, all of the end applications and people will come to us because we just make it easier that that that’s what’s unique about us.

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo Bioworks, Inc. (“Ginkgo Bioworks”) and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo Bioworks and the markets in which it operates, and Ginkgo Bioworks’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo Bioworks, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo Bioworks’ business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of

Ginkgo Bioworks and potential difficulties in Ginkgo Bioworks employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo Bioworks or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo Bioworks plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo Bioworks’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the Business Combination, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo Bioworks caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo Bioworks caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo Bioworks undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo Bioworks and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SRNG intends to file a registration statement on Form S-4 that will include a proxy statement of SRNG and a prospectus of SRNG. The proxy statement/prospectus will be sent to all SRNG and Ginkgo Bioworks stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo Bioworks are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

SRNG’s and Ginkgo Bioworks and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.